Rivian Automotive, Inc.

14600 Myford Road

Irvine, California 92606

November 8, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jennifer Angelini

Re:	Rivian Automotive, Inc.
Registration Statement on Form S-1 (File No. 333-259992)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-259992) (the “Registration Statement”), of Rivian Automotive, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on November 9, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tad Freese at (650) 463-3060 or Alison Haggerty at (212) 906-1320.

Thank you for your assistance in this matter.

Very truly yours,

Rivian Automotive, Inc.

By:	/s/ Robert J. Scaringe
Name:	Robert J. Scaringe
Title:	Chief Executive Officer

cc:	Claire McDonough, Chief Financial Officer, Rivian Automotive, Inc.
Neil Sitron, Esq., General Counsel, Rivian Automotive, Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Alison A. Haggerty, Esq., Latham & Watkins LLP
David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP